COVER LETTER

Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
March 20, 2014

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	GEO JS Tech Group Corp.
Amendment No. 7 to
Form S-1 (Filed March 7, 2014)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to our telephone conversation this date, we are hereby submitting Amendment No. 7 to the above referenced Registration Statement on behalf of GEO JS Tech Group Corp. (the “Company”).

Please be advised that as requested, the Company is filing Part II of the Registration Statement and re-filing Exhibit 10.8, which will include the applicable attachments and schedules.  Please be further advised that no other changes or additions are being made to the Prospectus constituting Part I of the Registration Statement, which is not being included, or Part II of the Registration Statement.

Please review Amendment No. 7 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

         /S/      Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp